EXHIBIT 20


                 [INTERNEURON PHARMACEUTICALS, INC. LETTERHEAD]


FOR IMMEDIATE RELEASE

Contact at 614-488-6888

Progenitor, Inc.
Douglass B. Given, M.D., Ph.D.      Stephen J. Williams, Ph.D.
President and CEO                   Vice President, Business Development

Contact at 617-861-8444

Interneuron Pharmaceuticals, Inc.
William B. Boni
Vice President, Corp. Communications

             PROGENITOR ANNOUNCES PUBLICATION OF PATENT APPLICATION
                               FOR LEPTIN RECEPTOR

Columbus, OH, and Lexington, MA, March 22, 1996 -- Progenitor, Inc., a majority-owned subsidiary of Interneuron Pharmaceuticals, Inc. (NASDAQ:IPIC), announced today the publication of its International Patent Application (WO 96 / 08510) covering the receptor for leptin and its associated applications. The patent application covers the leptin receptor protein, the gene for the receptor, expression vectors and genetically engineered cells carrying the gene.

"With the publication of this international patent application, should this application be granted, Progenitor could lay claim to a priority intellectual property position in the field of leptin and leptin receptor biology and genetics," said Douglass B. Given, president and chief executive officer of Progenitor. "Discovery of the leptin receptor, one of several novel receptors identified through Progenitor's core developmental biology program, highlights the power of an enabling technology focused on identifying promising genes and proteins expressed in early development, with potential applications in cancer and other diseases," Dr. Given noted.

The leptin receptor was discovered by a team of Progenitor scientists led by H. Ralph Snodgrass, Ph.D., vice president, research, using the company's proprietary technology to identify novel receptors from an enriched source of early stem cells.

"Several organizations are targeting leptin and its receptor to develop treatments for diabetes and obesity. These and other potential applications we are exploring may provide significant co-development, licensing and marketing opportunities for Progenitor," said Dr. Given.

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The gene for leptin, a naturally occurring protein whose activities in the brain include regulation of appetite and metabolism, was discovered in late 1994 by scientists at Rockefeller University. The discovery, viewed as a key to understanding obesity and developing therapeutic interventions, launched a search in academic and biopharmaceutical industry laboratories for the protein's receptor. In December 1995, scientists from Millenium Pharmaceuticals, Inc. (Cambridge, MA) with collaborators from Hoffman-La Roche, Inc. (Nutley, NJ) reported the isolation of a leptin receptor protein and its gene from brain tissue.

Interneuron Pharmaceuticals, Inc. is engaged in the development and commercialization of innovative pharmaceutical products for neurological and behavioral disorders. Through three other subsidiaries, Intercardia, Inc., Transcell Technologies, Inc., and InterNutria, Inc., Interneuron is developing products and technologies related to cardiovascular disease, carbohydrate-based drug discovery and drug transport, and nutritional products.

Progenitor, Inc. is a developmental biology company which uses proprietary tools, systems and sources to target early-stage genes, molecules and functions with novel applications in the treatment of cancer and other diseases. Progenitor is located in Columbus, Ohio.

Except for the descriptions of historical facts contained herein, this news release contains forward-looking statements that involve risk and uncertainties as detailed from time to time in Interneuron's SEC filings under the Securities Act of 1933 and the Securities Exchange Act of 1934.


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